SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               September 17, 2002


                              VIVENDI ENVIRONNEMENT
             (Exact name of registrant as specified in its charter)


                              36-38, avenue Kleber
                               75116 Paris, France
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                           Form 20-F  X    Form 40-F
                                     ---             ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes       No  X
                                    ---      ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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Vivendi Environnement Logo                                    Vivendi Water Logo


                                  PRESS RELEASE


            VIVENDI ENVIRONNEMENT WINS INDUSTRIAL CONTRACT TO PROVIDE
                    WATER SERVICES FOR PETRONAS IN MALAYSIA

Paris, September 16th ,2002 - Vivendi Environnement's water division, Vivendi Water, has signed a contract with the oil group Petronas, Malaysia's biggest company, for outsourcing services in water treatment and supply at the Kertih petrochemical complex in Malaysia.

The 20-year contract does not involve any investment on the part of Vivendi Water. The company will operate a potable water production plant with a capacity of 250,000 cubic meters per day and a distribution network serving customers such as BP Chemicals, Mitsui and Union Carbide, which work with Petronas in the petrochemical complex.

The contract is expected to generate total revenue of 200 million euros. It affirms Vivendi Environnement's strong growth in industrial outsourcing services, particularly in Asia. Over the past two years, Vivendi Water has signed major contracts with Hyundai Petrochemicals and Hynix in South Korea and with Gusco in Thailand.

The water treatment facilities of the Petronas group's Dun Gun plant were built by Vivendi Water Systems. The facilities include sludge treatment. Work on the 20-million-euro contract began in May 1999 and was completed at the end of 2001.



Vivendi Water, a subsidiary of Vivendi Environnement, is the leading global provider of water and wastewater services for municipal authorities, industrial companies and consumers. The company provides the entire range of outsourcing and design-build services, as well as equipment and systems. With operations in more than 100 countries, Vivendi Water serves over 110 million consumers and 40,000 industrial customers worldwide. It has revenues of 13.6 billion euros for 2001 and 72,600 employees.

Important Disclaimer: Vivendi Environnement is a corporation listed at the NYSE and Paris Euronext. This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that acquired operations will not be integrated successfully; that the synergies expected to be created as a result of acquisitions will not materialize; that Vivendi Environnement will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Environnement will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Environnement's revenue and/or income; that Vivendi Environnement will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Environnement will be unable to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate, expand or divest its businesses; as well as the risks described in the documents Vivendi Environnement has filed with the U.S. Securities and Exchange Commission. Vivendi Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Vivendi Environnement with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Environnement.


  Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

              US investor contact: Brian Sullivan +(1) 401 737 4100

     Press release also available on http://vivendienvironnement-finance.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  September 17, 2002

                                        VIVENDI ENVIRONNEMENT


                                        By: /s/ Jerome Contamine
                                            --------------------------------
                                            Name: Jerome Contamine
                                            Title: Chief Financial Officer